Exhibit 99.1

C A L E N D A R

2 0 0 4

C O R P O R AT E

R E P O R T

Who We Are

In 2005, Alliance Atlantis Communications Inc. (“Alliance Atlantis” or the “Company”) celebrates its 10th anniversary as a leading specialty broadcaster. The Company also co-produces and distributes a limited number of television programs in Canada and internationally, including the hit CSI franchise, and holds a 51% limited partnership interest in Motion Picture Distribution LP* (the “Partnership”), Canada’s leading motion picture distribution business. The Company’s common shares are listed on The Toronto Stock Exchange, trading symbols AAC.A, AAC.NV.B and on NASDAQ, trading symbol AACB.

The Company’s principal business activities are Broadcasting, Entertainment and Motion Picture Distribution LP.

Alliance Atlantis Communications Inc.

Broadcasting

With controlling interest in 13 Canadian specialty channels – Showcase, Life Network, History Television, HGTV Canada, Food Network Canada, Fine Living Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel Canada and IFC Canada – Alliance Atlantis is one of Canada’s most dynamic television broadcasters.

Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities. Each of Alliance Atlantis’ channels offers Canadians recognizable, high-quality brands boasting targeted, high-quality programming that aligns with one of the Company’s two core genres – “fact and fiction” and lifestyle.

The Company also has a 50% interest in two Canadian French-language specialty television channels and a minority interest in three other English-language specialty television channels – one analog and two digital.

Entertainment

Alliance Atlantis co-owns, co-produces and distributes worldwide (excluding the U.S.) the very popular CSI franchise, which includes CSI: Crime Scene Investigation, its spin-off, CSI: Miami, and the newest addition to the franchise, CSI: NY.

Outside of the CSI franchise, Alliance Atlantis also acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors and sub-distributors, and produces a handful of in-house productions that align with the content needs of the Company’s broadcast channels.

Motion Picture Distribution

In Canada, the Partnership is the largest distributor by box office market share and volume, releasing 74 theatrical motion pictures and 142 DVD titles in 2004. In the U.K., through its wholly owned subsidiary Momentum Pictures (“Momentum”), the Partnership continues to be a growing niche player in motion picture distribution, releasing 13 theatrical motion pictures and 61 DVD titles in 2004. In May 2004, the Company acquired Aurum Producciones S.A. (“Aurum”), Spain’s leading independent distribution company, which released eight theatrical motion pictures and seven DVD titles in 2004. The Partnership also owns a 51% partnership interest in Alliance Atlantis Cinemas, a chain of five cinemas with 23 screens in Canada.

The Partnership’s approximately 11,000-hour motion picture library includes approximately 5,500 titles.

Movie Distribution Income Fund’s units are listed on The Toronto Stock Exchange (trading symbol FLM.UN).

*                 ALLIANCE ATLANTIS HOLDS AN INDIRECT 51% LIMITED PARTNERSHIP INTEREST IN MOTION PICTURE DISTRIBUTION LP, WITH A 49% INTEREST HELD BY MOVIE DISTRIBUTION INCOME FUND (TSX TRADING SYMBOL FLM.UN). THE COMPANY’S INDIRECT 51% LIMITED PARTNERSHIP INTEREST IN MOTION PICTURE DISTRIBUTION LP IS REFERRED TO AS THE MOTION PICTURE DISTRIBUTION GROUP. THE SOLE GENERAL PARTNER OF MOTION PICTURE DISTRIBUTION LP IS MOTION PICTURE DISTRIBUTION INC.

Contents
Key Strategies
Letter to Shareholders
Letter from Lead Director
Broadcast Highlights
Entertainment Highlights
Motion Picture Distribution Highlights
Corporate Information

10 years as a Broadcaster

In 2005, Alliance Atlantis marks its 10th anniversary as a leading specialty broadcaster. Over the past decade, our channels have offered Canadian viewers great brands and high-quality programming content. Our growth continues to lead the industry, making our specialty channels some of the country’s best-loved and most successful.

Key Strategies

1.                                       Achieving Financial Strength

In 2004, Alliance Atlantis improved the Company’s capital structure with a comprehensive debt refinancing. Over the past several years, progress in reducing overall indebtedness combined with the benefits of the refinancing have transformed our balance sheet.

•                  Alliance Atlantis made important progress in reducing our level of debt, by exiting from most of our capital-intensive production business and by selling 49% of our motion picture distribution business through the initial public offering of units in Movie Distribution Income Fund in the previous fiscal year.

•                  2004 presented the earliest opportunity to proceed with a comprehensive debt refinancing including the repayment of our US$300 million 13% senior subordinated notes. While we had a much stronger balance sheet and operations delivered outstanding results, we were also able to capitalize on a more favourable interest rate environment that is expected to significantly reduce interest costs.

•                  This refinancing, and the overall reduction in debt achieved in the past several years, combined with strong and growing earnings, will provide Alliance Atlantis with increased financial and strategic flexibility going forward.

•                  The most evident measure of our success in 2004 is our stock price, which appreciated substantially during the year.

2.                                       Disciplined Execution

In our drive to deliver consistent, strong results, Alliance Atlantis has demonstrated discipline in making and executing critical strategic decisions. This has required a clear focus on our goal to become a streamlined, broadcast-driven organization.

•                  Over the past few years, Alliance Atlantis has transformed into a broadcast-driven company by investing in and growing our broadcast business while reducing the amount of capital and other resources devoted to production and other related activities.

•                  This process culminated in the December, 2003 announcement that Alliance Atlantis would exit virtually all of the Company’s capital-intensive low-margin production business – with the key exception being the highly successful CSI franchise – and continue the sale of library content via our Entertainment operations. This exit was concluded during 2004 and in the future we expect to deliver improved financial results.

•                  In light of the changes to our business model, Alliance Atlantis adopted a more simplified management and operating structure. This reorganization saw the activities of the Broadcast, Entertainment and Corporate Groups integrated and the appointment of Phyllis Yaffe as Chief Operating Officer of Alliance Atlantis Communications Inc. This new structure more closely reflects our focused direction and strategy.

3.                                       Strategic Growth

With a stronger balance sheet and a streamlined organizational structure and focus, Alliance Atlantis is poised to capitalize on growth opportunities that align with our strategic direction and are designed to increase shareholder value.

Broadcast

•                  Alliance Atlantis’ strategy of launching and operating well-branded, strongly programmed channels continues to deliver strong results in both subscriber revenues and advertising sales.

•                  The Company continued to invest in the growth of our broadcast business in 2004, launching Fine Living Canada. Fine Living has been the fastest growing channel for Scripps Networks in the United States and we remain optimistic about the channel’s growth here in Canada. Alliance Atlantis intends to selectively and strategically launch further digital channels as appropriate.

Entertainment

•                  While the Company has largely exited the in-house production business, Alliance Atlantis is focused on ensuring the continued success of the CSI franchise and we continue to make a significant and increasing contribution to the Canadian production community every year by acquiring, commissioning and airing original Canadian programming for our broadcast channels.

•                  Alliance Atlantis’ international television distribution operation continues to sell titles from our catalogue, which contains more than 1,000 titles representing approximately 5,000 hours including CSI.

Motion Picture Distribution

•                  In May, 2004, Motion Picture Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones S.A. (Aurum) for approximately $55.2 million. The Aurum purchase price was funded through increased borrowing under the Partnership’s senior credit facility (which is non-recourse to Alliance Atlantis), a private placement of units of the Fund and cash on hand. Alliance Atlantis exercised our pre-emptive right and invested approximately $15 million in the Partnership, representing 51% of the private placement.

Letter to Shareholders

Dear Shareholders,

In many ways, 2004 was the year in which shareholders saw the benefits of the strategic direction we set for ourselves several years ago. We delivered a transformed balance sheet, a highly focused business strategy and set the stage for strong growth in earnings and cash flow. As a result, the Company’s financial and competitive position has improved significantly since the end of the last fiscal year and Alliance Atlantis is now stronger than ever before in our history.

Michael I. M. MacMillan

CHAIRMAN AND

CHIEF EXECUTIVE OFFICER

Dramatically transformed balance sheet

Over the past several years, Alliance Atlantis has been keenly focused on reducing our overall level of indebtedness. Our progress toward that objective accelerated in 2003 with the initial public offering of units in Movie Distribution Income Fund, enabling the Company to make a significant reduction in net debt.

The efforts to improve our balance sheet gained further traction in late 2004 when the Company completed a comprehensive refinancing of our 13% senior subordinated notes and senior credit facility. In doing so, Alliance Atlantis successfully took advantage of a more favourable interest rate environment that is expected to substantially reduce annual interest costs going forward.

Shift to broadcast-driven orientation complete

By mid-2004, our transformation to a broadcast-driven company was complete. We announced our intent to exit from virtually all of our historical production business in December, 2003, and we concluded the final elements of this process during 2004.

Our results in 2004 have demonstrated the benefits of exiting the capital-intensive and low-margin aspect of our past production activities and reducing our debt. We delivered a corresponding decrease in our interest expense while our sharper business focus allowed Alliance Atlantis to deliver solid earnings from operations. This business mix allowed the Company to capitalize on strategic growth opportunities in broadcasting while continuing to maximize the significant value of the CSI franchise.

Along with our shareholders, we have been especially gratified that the market has reacted positively to our implementation of this strategy, as demonstrated by an increased share price during the year. While the Board of Directors and management have always had a strong belief in the value in our stock, it’s clear that our transformation has begun to generate anticipated results.

Strong operating performance

Underpinning these important and longer term initiatives to improve our financial position and to reposition our organization has been the stellar operating performance of each of our business areas.

Broadcast

Our Broadcast business represents our clear focus for future growth, and this area moved from strength to strength in 2004.

Our strategy of combining strong channel brands with exceptional programming and marketing has enabled us to deliver a strong subscriber base and successfully translate growing viewership into advertising growth that outpaces the industry. In fact, in 2004, annual advertising sales revenues from our broadcast channels surpassed annual subscriber revenues for the second year in a row.

Viewers continue to fundamentally shift away from conventional television in favour of specialty television, and we remain well-positioned to expand our Broadcast business by building on existing quality brands and launching new channels in the future.

Our digital channels – Showcase Action, Showcase Diva, IFC, BBC Canada, National Geographic Channel, BBC Kids and Discovery Health Channel Canada – which launched in the fall of 2001, continue to grow in popularity with Canadian audiences. In terms of viewership, a key factor in determining advertising sales rates, two Alliance Atlantis digital channels – Showcase Action and Showcase Diva – are ranked the top two most viewed among digital channels and two of our other digital channels – BBC Canada and IFC – are in the top 10.*

We successfully launched our eighth digital channel – Fine Living Canada – in September, 2004 and it quickly delivered solid interest from both advertisers and viewers, offering a programming mix that is particularly advertiser-friendly.

Entertainment

The CSI franchise grew and thrived with the addition of a third CSI series, CSI: NY, launched on U.S. and Canadian prime-time schedules during the fall 2004 broadcast season. Exceptional ratings for all three series confirm the strength of the franchise. In fact, both CSI: Crime Scene Investigation and CSI: Miami improved their ratings performance on U.S. television compared to last year, even with the launch of CSI: NY. CSI: Crime Scene Investigation and CSI: Miami regularly win their time slot – and the 100th episode for CSI: Crime Scene Investigation had the highest ever ratings for the season – reaching 31.5 million viewers.**

*                 NIELSEN MEDIA RESEARCH, PERSONS A25–54, MONDAY–SUNDAY 06:00AM–06:00AM, AUGUST 30, 2004–JANUARY 2, 2005 (WEEKS 1–18).

**          BASED ON NATIONAL NIELSEN HOUSEHOLD RATINGS WITH THE P2+ DEMOGRAPHIC FOR THE WEEK ENDING NOVEMBER 21, 2004.

W. Judson Martin	Phyllis N. Yaffe
SENIOR EXECUTIVE	CHIEF OPERATING OFFICER
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

In addition to its strong prime-time performance, the CSI franchise has also delivered strong growth through weekend syndication and second-window sales in the U.S. market. Following the strong performance of CSI: Crime Scene Investigation and CSI: Miami in 2004, weekend broadcast syndication rights for CSI: NY were sold to stations representing the vast majority of U.S. markets for broadcast beginning in the fall of 2008.

Through our international television distribution activities, Alliance Atlantis handles worldwide distribution (outside of the U.S.) of all three CSI series. Buoyed by the success of CSI: Crime Scene Investigation and CSI: Miami, CSI: NY has quickly achieved similar success in sales to international markets.

The Company expects to continue to take advantage of the value of the CSI franchise through further follow-on and international sales, as well as through DVD and other opportunities.

Motion Picture Distribution

Alliance Atlantis’ Motion Picture Distribution interests, which now operate through the separate entity Motion Picture Distribution LP (the “Partnership”), continue to deliver strong and consistent results both in Canada and internationally.

The Partnership led the Canadian market in 2004 for a fourth consecutive year with a share of approximately 18% of domestic box office. This success was driven by a strong theatrical slate, which included Fahrenheit 9/11, The Notebook and The Lord of the Rings: Return of the King. In addition to titles released via output agreements with New Line Cinema, Miramax Films, Focus Features and Newmarket Films, the Partnership had substantial success with homegrown releases in the Quebec market.

In addition to our operations in the United Kingdom, in 2004 the Company also expanded into Spain. With the acquisition of Spain’s leading independent distribution company, Aurum Producciones S.A., the Partnership further diversified our revenues geographically. In 2000, prior to expanding in the United Kingdom and Spain, Canadian revenue accounted for 100% of the Partnership’s total revenue. In 2004, this number was only 70%.

New operating structure

In light of the fundamental changes resulting from our exit from production last year, we streamlined our operating structure to better align with our focus of continued profitable growth in the broadcast sector.

I was delighted with the Board’s appointment of Phyllis Yaffe as Chief Operating Officer of Alliance Atlantis Communications. She led our Broadcast business to tremendous growth and success. She has already had a significant and positive impact on the organization as COO. I look forward to continuing to work closely with the entire senior management team to bring shareholders further growth and value.

Our employees

I want to acknowledge and underline the important contribution of all of Alliance Atlantis’ employees in again delivering the consistently strong performance that has allowed the Company to achieve its objectives. Their hard work and dedication are, in my view, unparalleled in our industry and I thank them for these important efforts.

I would also like to thank each of our Directors, and in particular, our Lead Director, Tony Griffiths, and Board Committee chairs for their important contribution to the Company’s success in 2004. I look forward to their continued support and guidance in 2005 and beyond.

Michael I. M. MacMillan

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Letter from Lead Director

Anthony F. Griffiths

LEAD DIRECTOR

As a direct result of the key strategic decisions taken in this and prior years, in 2004 Alliance Atlantis delivered expected strong performance. I am pleased to report to shareholders that the Company is standing on stronger financial ground and Alliance Atlantis is solidly positioned to achieve its strategic goals.

I am also delighted to note that this important progress on our key strategies has culminated in a significantly improved stock price since our last annual report. While a higher stock price is by no means the only way of assessing the Company’s performance, the Board of Directors strongly believes that the stock price reflects and validates the Company’s strategy and focus on disciplined execution, as well as Alliance Atlantis’ strong growth prospects.

Enhancing Board effectiveness

Your Board of Directors and Executive Management continue to assess the corporate governance landscape. Our focus in the past year has been twofold:

1. To increase Board effectiveness.

We have focused on creating more opportunities for industry-specific continuing education for Directors as well as ensuring strong participation by the Board in the strategic planning process. This year we increased the number of management and industry guest speakers invited to present to the Board. In addition, we dedicated two full Board meetings and a third two-day intensive session with the senior management team to discuss details of the Company’s strategic direction. These sessions provided both Directors and management with the opportunity to get a better understanding of the Company’s strengths, business risks and future prospects, and provided all participants with an opportunity to agree on key objectives and priorities. At the same time, the Board was able to gain a greater appreciation for the depth and strength of the management team.

2. To continue to enhance corporate governance practices.

This year’s Management Information Circular, which includes detailed information about individual Board members, will also contain for the first time specific disclosure on compensation to each Director. And in November, 2004, we split the Human Resources and Corporate Governance Committee into two separate committees, thereby allowing each of them to focus more directly on specific initiatives.

Dual-class share structure

We periodically revisit the appropriateness of Alliance Atlantis’ dual-class share structure. Alliance Atlantis has two classes of shares – one class of voting and one class of non-voting shares. As a condition of our broadcast licenses and in order to remain eligible for certain industry incentives, we are required to remain Canadian-controlled and thus we do not plan to change our share structure at this time.

For further information about the Board of Directors and the Company’s corporate governance approach, I would encourage shareholders to visit the Company’s website (www.allianceatlantis.com), which includes a detailed corporate governance section.

I would like to thank my fellow Board members for their meaningful contribution over the past year and look forward to a successful 2005.

Anthony F. Griffiths

LEAD DIRECTOR

Operating Highlights

Alliance Atlantis’ industry-leading success and continued growth is a direct result of the dedication and expertise of our leadership team and employees.

Alliance Atlantis Communications’ senior management team

Broadcast highlights

Specialty is our specialty

Alliance Atlantis is a leader in the Canadian specialty broadcast industry and our stable of 13 well-branded channels attracts a growing number of subscribers and advertisers. We continue to outpace the industry with respect to advertising sales, and reap the benefits associated with our transformation to a broadcast-driven company.

•                  Delivering audiences has driven advertising sales growth well in excess of industry norms, particularly for Food Network Canada, HGTV Canada, and Showcase.

•                  Total advertising sales were up 26% in 2004, subscriber revenues were up 10% in 2004, and both analog and digital channels demonstrated remarkable and sustained growth over the past year.

•                  The number of digital households in Canada continued to increase, reaching over 42% in 2004*, underlining the significant growth potential for all of Alliance Atlantis’ digital channels, most of which launched in 2001. In fact, by the end of 2004, three of the Company’s eight digital channels had already reached or exceeded one million subscribers – Showcase Action, Showcase Diva and IFC Canada.

•                  Alliance Atlantis continues to be a leader in the fundamental shift of Canadian viewers towards specialty television.

*                 DECIMA PUBLISHING, DIGITAL DOMAIN REPORT, VOLUME 4, REPORT 2, ISSUED NOVEMBER / DECEMBER 2004

Share of Hours Tuned*

*                 Calendar year (all persons 2+) CCTA Annual Report, Nielsen Media.

Total Advertising Revenue for Alliance Atlantis – Analog and Digital Channels In millions of Canadian dollars

*                 The advertising sales for the year ended December 31, 2003 are proforma. This was a nine-month fiscal period.

2 0 0 4  H I G H L I G H TS

10 years of offering Canadians high-quality programming and well-recognized strategic brands.

In September, 2004, Alliance Atlantis launched Fine Living Canada in partnership with Scripps Networks of the U.S., continuing the Company’s tradition of bringing well-branded and advertiser-friendly programming to Canadians.

The premiere of Season 4 of Trailer Park Boys – a Showcase original series – drew a cumulative audience of over one million viewers, which represented a 45% audience increase over the Season 3 premiere.

The broadcast premiere of The Great Escape: The Canadian Story was among the top documentaries ever to air on History Television.

Operating Highlights BROADCAST

Great brands

delivering strong growth

Alliance Atlantis is one of Canada’s most dynamic television broadcasters, with controlling ownership of 13 Canadian specialty television channels. Each of our channels carries a recognizable and strategic brand, has access to a robust supply of high-quality content and aligns with one of our core genres: “fact and fiction” and lifestyle programming.

ENTERTAINMENT

#1 series on U.S. television, over 150 territories sold

Entertainment highlights

CSI Franchise delivers exceptional results

The CSI franchise is the largest contributor to earnings in the Entertainment segment and is poised to deliver substantial earnings and cash flow in 2005. Our exit from our historical production business allowed Alliance Atlantis to focus clearly on growing the CSI franchise and exploiting our television library internationally.

•                  2004 saw Alliance Atlantis conclude the final elements of our exit from virtually all of our capital-intensive low-margin production business.

•                  The CSI franchise continued to thrive in 2004 with the highly successful launch of a third CSI series, CSI: NY, in the fall of 2004.

•                  CSI: Crime Scene Investigation and CSI: Miami each rank within the top three U.S. programs. CSI: Crime Scene Investigation and CSI: Miami climbed to the #1 and #3 positions, respectively, while CSI: NY in its first season averaged an impressive 15 million viewers per week*.

•                  Through our international television distribution activities, Alliance Atlantis handles worldwide distribution (outside of the U.S.) of all three CSI series. Buoyed by its strong debut, CSI: NY has quickly achieved success in sales to international markets. In its first season of production, CSI: NY was licensed to broadcasters in numerous key territories including the U.K., France, Germany, Spain and Australia.

•                  In addition to its strong prime-time performance, the CSI franchise has also delivered strong and growing results through weekend syndication and second-window sales in the U.S. market. Following on the strong performance of CSI: Crime Scene Investigation and CSI: Miami, weekend syndication rights for CSI: NY have already been licensed by King World to the vast majority of the available U.S. market.

*                 BASED ON NATIONAL NIELSEN HOUSEHOLD RATINGS WITH THE P2+ DEMOGRAPHIC FROM SEPTEMBER 20, 2004 TO DECEMBER 31, 2004.

2 0 0 4  H I G H L I G H T S

#1 most-watched show on U.S. television

Year-over-year audience growth with 12% more viewers*

The highest rated new series on CBS

Operating Highlights

MOTION PICTURE DISTRIBUTION

Guided by the commitment to growing and diversifying revenue, 2004 was a year of record-breaking achievements for Motion Picture Distribution LP.

Motion Picture Distribution LP
management team

Motion Picture Distribution highlights

A year of record - breaking achievements

The cornerstone of Motion Picture Distribution’s success continues to be our portfolio approach to distributing motion pictures. In Canada, the United Kingdom (U.K.) and Spain we released no less than 95 films theatrically and 210 movies to DVD in 2004. Releasing a large number of motion pictures from recognized studios through multiple distribution platforms has resulted in a relatively predictable stream of cash flow.

Canada

•                  In Canada, the Partnership secured, for the 4th consecutive year, the top theatrical market share with approximately 18%. The Partnership is the largest distributor by box office market share and volume, releasing 74 theatrical motion pictures and 142 DVD titles in 2004. The success at the box office was attributable to a wide variety of titles including The Lord of the Rings: Return of the King, Fahrenheit 9/11, The Notebook, and the Academy Award® winning films Finding Neverland, Eternal Sunshine of the Spotless Mind and Motorcycle Diaries.

•                  DVD unit sales for 2004 were up 47% from the previous year. The Partnership and its video distribution partner, Universal Studios, continue to be the largest single supplier to the Canadian market.

United Kingdom

•                  In 2004, our U.K. operations achieved their highest ever share of the box office and home entertainment market. During 2004, the U.K. operations released 13 titles theatrically. Strong results were driven by titles such as Lost in Translation and Eternal Sunshine of the Spotless Mind.

•                  Also during 2004, Momentum signed licensed film packages to Channel 4 and BSkyB, the largest free TV and pay TV broadcasters in the U.K. Going forward, these arrangements are expected to increase the Company’s revenue in the television window.

Spain

•                  In 2004, Aurum achieved the highest box office market share of all independent distributors in Spain. Successful DVD releases in 2004 included The Lord of the Rings: Return of the King and The Passion of the Christ. Additionally, the signing of a new video/DVD sub-distribution agreement on more favourable terms than the prior agreement is expected to significantly improve video margins in 2005, while film print and DVD replication agreements were also signed and are expected to lower unit costs.

2 0 0 4  H I G H L I G H T S

Financial Overview C2004*

* 100% of MPDLP revenue excluding intercompany management fees. Period includes 31 weeks of contribution from Spain.

Corporate Information

BOARD OF DIRECTORS

Note: For additional information on our Board of Directors, please see our Calendar 2004 Management Information Circular.

Anthony F. Griffiths

Lead Director

Pierre DesRoches

Harold P. Gordon, Q.C.

Ellis Jacob

Allen Karp, Q.C.

David J. Kassie

Michael I. M. MacMillan

Dr. Margot Northey

Barry J. Reiter

Donald R. Sobey

Robert J. Steacy

COMMITTEES OF THE BOARD OF DIRECTORS

Executive Committee

Michael I. M. MacMillan

Chairman

Anthony F. Griffiths

Ellis Jacob

Allen Karp, Q.C.

David J. Kassie

Barry J. Reiter

Audit Committee

Ellis Jacob

Chairman

Anthony F. Griffiths

Dr. Margot Northey

Donald R. Sobey

Robert J. Steacy

Human Resources Committee

Allen Karp, Q.C.

Chairman

David J. Kassie

Dr. Margot Northey

Donald R. Sobey

Corporate Governance Committee

Barry J. Reiter

Chairman

Pierre DesRoches

Harold P. Gordon, Q.C.

EXECUTIVE MANAGEMENT

Michael I. M. MacMillan

Chairman and

Chief Executive Officer

Phyllis N. Yaffe

Chief Operating Officer

W. Judson Martin

Senior Executive Vice President

and Chief Financial Officer

SENIOR MANAGEMENT

Brad Alles

Executive Vice President,

Sales & Interactive

Norm Bolen

Executive Vice President,

Programming

Heather Conway

Executive Vice President,

Corporate Affairs & International

Channel Development

Andrea Wood

Executive Vice President,

Business & Legal Affairs

Andrew Callum

Senior Vice President,

Operational Finance

Walter Levitt

Senior Vice President,

Marketing & Creative Services

Rita Middleton

Senior Vice President,

Corporate Finance

Angela Young

Senior Vice President,

Internal Audit

Sandy Walker

Vice President,

Human Resources & Administrative

Services

Ted Riley

Executive Managing Director,

International Distribution

INVESTOR RELATIONS

Andrew Akman

Vice President, Corporate Development

and Investor Relations

Investor Line: 416-966-7272

E-mail: investor@allianceatlantis.com

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange –

AAC.A, AAC.NV.B

NASDAQ – AACB

PRINCIPAL BANKERS

The Toronto-Dominion Bank

Royal Bank of Canada

Toronto, ON

Canada

AUDITORS

PricewaterhouseCoopers LLP

Toronto, ON

Canada

TRANSFER AGENT

Computershare Trust Company

of Canada

Toronto, ON

Canada

Tel: 1-800-564-6253

HEAD OFFICE

Toronto

121 Bloor Street East

Suite 1500

Toronto, ON

Canada

M4W 3M5

Tel: 416-967-1174

Fax: 416-960-0971

REGIONAL OFFICES

Montreal

Alliance Atlantis Vivafilm

455, St-Antoine ouest

bureau 300

Montreal, QC

Canada

H2Z 1J1

Tel: 514-878-2282

Fax: 514-878-2419

Halifax

IFC Canada

Suite 103

1649 Brunswick Street

Halifax, NS

Canada

B3J 2G3

Tel: 902-423-2662

Fax: 902-423-7862

Delaware

Momentum Pictures Holdings LLC

802 West Street

Wilmington, Delaware

U.S.A.

19801

Tel: 302-428-1456

Fax: 302-428-0511

Los Angeles

808 Wilshire Boulevard

3rd Floor

Santa Monica, CA

U.S.A.

90401

Tel: 310-899-8000

Fax: 310-899-8100

Madrid

Aurum Producciones, S.A.

12 Avenida de Burgos

10th & 11th floors

Madrid

Spain

Tel: +34-91-768-39-92

Fax: +34-91-302-57-64

Barcelona

Aurum Producciones, S.A.

Rambla de Catalunya 88, 2o–1o

08008 Barcelona

Spain

Tel: +34-93-215-8222

Fax: +34-93-215-31-97

Dublin

40 Westland Row

Dublin 2

Ireland

Tel: 353-1-449-8400

Fax: 353-1-449-8470

London

Momentum Pictures

Alliance Atlantis Communications Inc.

184–192 Drummond Street

2nd Floor

London

United Kingdom

NW1 3HP

Tel: +44-20-7391-6900

Fax: +44-20-7383-0404

Stockholm

Momentum Pictures Sweden Holdings AB

Stureplan 4C, 4tr

114 35 Stockholm

Sweden

Tel: 46-8-463-10-44

Fax: 46-8-463-10-70

Sydney

401 Darling Street

Suite 2

Balmain

Australia

NSW 2041

Tel: 612-9810-8922

Fax: 612-9810-8966

121 Bloor Street East

Suite 1500

Toronto, ON

M4W 3M5

By phone or fax:

Tel: 416-967-1174

Fax: 416-960-0971

Web: allianceatlantis.com